QSOUND LABS, INC.

PROXY

The undersigned holder of shares in the capital stock of QSound Labs, Inc. (the “Company”), hereby nominates and appoints David J. Gallagher, President and a director of the Company, or failing him, Joanna Varvos, Secretary of the Company, or failing her, ......................................................................, as proxy of the undersigned, to attend, act and vote in respect of all shares registered in the name of the undersigned at the Annual Meeting of Shareholders of the Company to be held at 10:00 a.m. on Friday, April 28, 2006, at the Company’s corporate head office, Suite 400 – 3115 12th Street NE, Calgary, Alberta  T2E 7J2 and at any and all adjournments thereof (the “Meeting”) in the same manner, to the same extent and with the same powers as if the undersigned were personally present.  Without limiting the general powers hereby conferred, the said proxy is directed to vote as follows upon the following  matters.

1.

On the appointment of Grant Thornton LLP as auditors of the Company at a remuneration to be fixed by the audit committee of the board of directors.

Vote for  [     ]

Vote withheld   [     ]

2.

On the election of directors, as set forth in the Information Circular accompanying the Notice of Meeting.

Vote for  [     ]

Vote withheld   [     ]

3.

On the approval of the option plan for employees who are not officers, as set forth in the Information Circular accompanying the Notice of Meeting.

Vote for  [     ]

Vote withheld   [     ]

4.

On the approval of the option plan for independent directors, as set forth in the Information Circular accompanying the Notice of Meeting.

Vote for  [     ]

Vote withheld   [     ]

5.

On the approval of options, as set forth in the Information Circular accompanying the Notice of Meeting.

Vote for  [     ]

Vote withheld   [     ]

6.

On the approval of amendment of options, as set forth in the Information Circular accompanying the Notice of Meeting.

Vote for  [     ]

Vote withheld   [     ]

7.

To vote in their discretion upon any other business which may properly come before the Meeting or any adjournment thereof.

DATED this .............................. day of ............................................................................ 2006.

......................................................................................................................................................

(Signature of Shareholder)

This form of proxy is solicited on behalf of management of the Company and will be voted, including on any ballot, as directed in the spaces provided above or, if no direction is given, it will be voted in the affirmative for each of the above proposals.   Each shareholder submitting the proxy shall have the right to appoint a person or company to represent him at the Meeting other than the persons designated above.  To exercise this right, the shareholder may insert the name of the desired representative in the blank space provided and strikeout the other names or may submit another appropriate proxy.

This form of proxy is discretionary and confers authority to vote on any amendment to or variation of matters identified in the Notice of Meeting, proposed at the Meeting or any matters that properly come before the Meeting, in accordance with the best judgment of the person voting the proxy at the Meeting.

In order for this form of proxy or other appropriate forms of proxy to be valid, it must be signed and should be dated by the shareholder or the shareholder's attorney.  The signature should be exactly the same as the name in which the shares are registered.  The proxy must be received by Computershare Investor Services, 600 - 530 8th Avenue SW, Calgary, AB  T2P 3S8 no later than 48 hours, excluding Saturdays, Sundays and statutory holidays, prior to the Meeting or any adjournment thereof.  If this form of proxy is received undated but otherwise properly executed, it will for all purposes be deemed bear the date on which it is mailed by management to the holder.